August 8, 2007

Mail Stop 6010

Curtis Wolfe
General Counsel
Ener1, Inc.
500 W. Cypress Creek Rd., Suite 100
Fort Lauderdale, FL 33309

> **Re:** **Ener1, Inc.**
> **Registration Statement on Form SB-2**
> **Filed June 4, 2007**
> **File No. 333-143492**

Dear Mr. Wolff:

We have considered the response to comment 1 in the letter from Mr. Glover at Gibson, Dunn & Crutcher LLP dated July 20, 2007.

Given the facts and circumstances of this offering, we continue to believe that this offering involves a primary distribution by or on behalf of the registrant. We note, in particular, the timing of the private placement, in addition to the fact that Ener 1 Group was required to invest $1.6 million of the private placement proceeds in Ener 1. Further, given that the issuer of the debentures is not the registrant, it is not clear why you believe it was appropriate to register the resale of shares prior to the exchange. If you disagree with this position, please provide a detailed written analysis to support your position. Please submit the July 20 letter and any further correspondence on EDGAR.

You may contact Eduardo Aleman at (202) 551-3646 if you have further questions.

Sincerely,

Peggy Fisher
Assistant Director

cc(via facsimile): Stephen I. Glover, Gibson Dunn & Crutcher LLP